UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 22)*

Magna Entertainment Corp.

(Name of Issuer)

Class A Subordinate Voting Stock

(Title of Class of Securities)

559211 10 7

(CUSIP Number)

Craig Loverock

Senior Financial Advisor

337 Magna Drive

Aurora, Ontario L4G 7KI

(905) 726-7068

Kenneth G. Alberstadt

Akerman Senterfitt LLP

335 Madison Avenue, Suite 2600

New York, NY 10017

(212) 880-3817

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This Amendment No. 22 to Schedule 13D amends the Statement on Schedule 13D (the “Statement”) filed by Frank Stronach (“Mr. Stronach”), the Stronach Trust, 445327 Ontario Limited (“445327”), Bergenie Anstalt, MI Developments Inc. (“MID”) and 1346457 Ontario Inc. on September 20, 2003, as previously amended, with respect to the Class A Subordinate Voting Stock, par value $.01 per share (“MECA Shares”) of Magna Entertainment Corp., a Delaware corporation (the “Company”). This Amendment No. 22 is being filed to report that MID has informed the Company that, without prejudice to MID’s rights, MID does not intend to submit a bid for any of the assets that are the subject of the amended bid procedures motion filed by the Company with the Delaware Bankruptcy Court on May 1, 2009.

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the MECA Shares. The principal executive offices of the Company are located at 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1.

Item 2.	Identity and Background.

This Statement is being filed by Mr. Stronach, the Stronach Trust and 445327 (collectively, the “Reporting Persons”).

Item 4.	Purpose of the Transaction.

Item 4 is amended by adding the following:

The Company has announced that it has filed an amended bid procedures motion with respect to certain of the Company’s assets that the Company intends to commence marketing immediately, namely: (i) Santa Anita, (ii) Remington Park, (iii) Lonestar Park, (iv) Thistledown, (v) Portland Meadows, (vi) Dixon, (vii) Ocala and (viii) StreuFEX (collectively the “Bid Procedures Assets”). In the context of the Company’s proposed bidding procedures for the Bid Procedures Assets, the Company requested that MID take a clear position with respect to whether it would bid on the Bid Procedures Assets. In response, and without prejudice to MID’s rights, MID has informed the Company by letter (the “Letter”) that MID does not intend to submit a bid for any of the Bid Procedures Assets. However, MID intends to preserve the value of its secured loans to the Company and intends to take all available steps to prevent “fire sales” of the Bid Procedures Assets.

MID understands that the Company is continuing to examine alternatives with respect to the balance of its assets not referred to above, and MID expects to have further discussions with the Company with respect to how those assets will be dealt with in the Chapter 11 process.

The foregoing description of the Letter sent by MID to the Company is qualified in its entirety by reference to the Letter, which is filed as Exhibit B hereto, and which is incorporated herein by reference.

None of the Reporting Persons, currently has plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D, except as set forth herein. Each of the Reporting Persons intends to evaluate on an ongoing basis its investment in the Company and its options with respect to such investment. As a result of such evaluation, one or more of the Reporting Persons may make suggestions or adopt positions with respect to one or more of the transactions specified in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D. Furthermore, Mr. Stronach may, in his capacity as Chairman of the Company or otherwise, communicate with the Company’s management, directors, shareholders and other parties with respect to such transactions.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

Item 6 is amended by adding the following:

MID has written a letter to the Company informing it that, without prejudice to MID’s rights, MID does not intend to submit a bid for any of the assets that are the subject of the amended bid procedures motion filed by the Company with the Delaware Bankruptcy Court on May 1, 2009. The letter is more fully described in item 4. above, which description is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement.

Exhibit B	Letter dated April 30, 2009, from MID to the Company

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2009

/s/ Frank Stronach
Frank Stronach

STRONACH TRUST

By:	/s/ Frank Stronach
Name:	Frank Stronach
Title:	Trustee

445327 ONTARIO LIMITED

By:	/s/ Belinda Stronach
Name:	Belinda Stronach
Title:	President

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree jointly to prepare and file with regulatory authorities a Statement on Schedule 13D/A reporting a material change in facts and hereby affirm that such Statement on Schedule 13D/A is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: May 6, 2009

/s/ Frank Stronach
Frank Stronach

STRONACH TRUST

By:	/s/ Frank Stronach
Name:	Frank Stronach
Title:	Trustee

445327 ONTARIO LIMITED

By:	/s/ Belinda Stronach
Name:	Belinda Stronach
Title:	President

Exhibit B

MI Developments Inc.
455 Magna Drive
Aurora, Ontario
Canada L4G 7K1
Tel: (905) 713-6322
Fax: (905) 713-6322

April 30, 2009

Magna Entertainment Corp.

337 Magna Drive

Aurora, Ontario, L4G 7K1

Attention:	Mr. Greg Rayburn
Chief Executive Officer

Dear Greg:

As you know, I am the Chairman of the Special Committee (the “ Special Committee “ ) of independent directors of MI Developments Inc. (together with its subsidiaries, “ MID “ ), which has an oversight role in respect of MID ‘ s secured loans to Magna Entertainment Corp. (together with its subsidiaries, “ MEC “ ) and MID ‘ s involvement in MEC ‘ s Chapter 11 process. I understand that questions have been raised regarding the intentions of MID to bid for MEC ‘ s assests in the Chapter 11 process. On behalf of the Special Committee and the board of directors of MID (the “ Board “ ), I am writing this letter to respond to these questions.

MID intially made the stalking horse bid with the intent of preserving the value of its secured loans to MEC. At the request of MEC, and following discussions with counsel to the MEC Official Committee of Unsecured Creditors, MID agreed to withdraw its stalking horse bid in response to objections raised by a number of parties in the Chapter 11 process and with the intent of expediting that process.

MID fully supports a fair, transparent and robust bidding process designed to maximize value for all of MEC ‘ s constituents. MID believes that the termination of the stalking horse bid and MEC ‘ s efforts to provide greater independence and transparency to its corporate governance, specifically as it relates to the sale process, have significantly enhanced these objectives for the sales process.

I understand that MEC intends to submit a bid procedures motion to the bankruptcy court with respect to certain of MEC ‘ s assets that MEC intends to commence marketing immediately, namely: (i) Santa Anita, (ii) Remington Park, (iii) Lonestar Park, (iv) Thistledown, (v) Portland Meadows, (vi) Dixon, (vii) Ocala and (viii) StreuFEX (collectively the “ Bid Procedures Assets “ ). In the context of MEC ‘ s proposed bidding procedures for the Bid Procedures Assets, MEC has requested that MID take a clear position with respect to whether it will bid on the Bid Procedures Assets. In response, and without prejudice to MID ‘ s rights, the Board has authorized me to inform you that MID does not intend to submit a bid for any of the Bid Procedures Assets. However, I also wish to be clear that MID intends to preserve the value of its secured loans to MEC and that we will take all available steps to prevent fire sales of the Bid Procedures Assets.

Lastly, we understand that MEC is continuing to examine alternatives with respect to the balance of its assets not referred to above, and MID expects to have futher discussions with MEC with respect to how those assets will be dealt with in the Chapter 11 process.

Yours truly,

/s/ Franz Deutsch
Franz Deutsch
MID Special Committee Chairman

cc:	Dennis Mills, MID Vice Chairman and Chief Executive Officer

Kenneth Eckstein, Kramer Levin Naftalis & Frankel LLP

Counsel to the MEC Official Committee of Unsecured Creditors